

EASTMAIN

NEWS RELEASE

80% increase in Eau Claire Gold Deposit

Trading Symbol: ER – The Toronto Stock Exchange May 1, 2003

Eastmain Resources Inc. (TSX:ER) is pleased to announce **an 80% increase in total tonnage and contained ounces at the Eau Claire gold deposit** from that reported on December 19, 2001. Eau Claire contains an estimated total mineral resource of 2,666,493 tonnes grading 6.75 grams gold per tonne, (7.37 g/t uncut), for a total of 578,846 ounces of gold (631,698 ounces uncut). The deposit includes an indicated resource of 1,024,968 tonnes at 8.15 g/t gold (9.43 g/t uncut) and an inferred resource of 1,641,525 tonnes at 5.88 g/t gold (6.08 g/t uncut). 50% of the gold resource is contained in three veins I, P and JQ.

Indicated resources increased by 5% while grade decreased by 1%. Due to the wide spacing of the 2002 drill program, all gold-bearing vein intersections above the specified cut-off grade had a large area of influence, creating large blocks, and were included as inferred resources. Consequently, **the inferred resource tonnage increased by 300%, grade rose by 60% and contained ounces of gold increased by over 500%.** Additional drilling will be required to upgrade these resources and those around isolated blocks to an indicated or measured status due to the large spacing between holes.

The 2003 mineral resource was completed by Robert A. Campbell, P. Geo, an independent consultant, and meets the standards for exploration and development for mining properties according to National Instrument 43-101 and Companion Policy 43-101CP. This resource estimate is based on 187 diamond drill intercepts and includes 12 veins (D, G, H, I, P, JQ, R, S, 6V1, 6V2, 6V3 and 6V4) and one Au-Cu-Ag-rich sulphide zone as reported in Table 1. Calculations are based on a 4.0 g/t gold and a 2.5 g/t gold cut-off grade, over a minimum 1.5 metre horizontal thickness, and drill hole pierce point spacing of 25 and 50 metres for indicated and inferred categories respectively. A specific gravity of 2.85 t/m^3, determined from 2001 metallurgical sampling, was used to calculate the tonnage of each ore block.

The current resource estimate indicates that Eau Claire is now over 600,000 ounces of contained gold. The vein system that comprises the Eau Claire deposit **is open in all directions and potential exists for additional resources in the immediate vicinity of the known deposit.** A 10,000-metre drill program is scheduled to begin in June 2003 with the objectives of adding to the growing resource base and completing Eastmain's 75% earn-in requirements.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. The Company has an option to earn a 75% interest in Clearwater, one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER". The residual interest in the Clearwater Project is held by SOQUEM INC. who calculated the 2001 Clearwater resource estimate, whereas Eastmain is fully responsible for this estimate.

SOQUEM INC. is a wholly owned subsidiary of SGF Mineral Inc., which is a subsidiary of the Société Générale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

Table 1: Mineral Resource Eau Claire Deposit

	Resource Indicated			Total	Cut Grade
	Tonnage	Grade	Cut Grade	Ounces	Ounces
Vein D	48,121	6.51	6.51	10,077	10,077
Vein G	87,188	17.41	13.48	48,819	37,804
Vein H	67,246	13.35	12.48	28,859	26,979
Vein I	192,599	10.22	9.41	63,276	58,299
Vein JQ	157,687	9.31	6.42	47,209	32,562
Vein P	333,096	7.62	6.70	81,657	71,778
Vein R	72,242	6.04	6.04	14,038	14,038
Vein S	66,790	7.93	7.93	17,021	17,021
TOTAL	**1,024,968**	**9.43**	**8.15**	**310,957**	**268,559**
	Resource Inferred			**Total**	**Cut Grade**
	Tonnage	**Grade**	**Cut Grade**	**Ounces**	**Ounces**
Vein D	106,729	5.05	5.05	17,316	17,316
Vein G	120,024	6.91	6.91	26,655	26,655
Vein H	292,420	5.08	5.08	47,756	47,756
Vein I	183,917	5.35	5.35	31,616	31,616
Vein JQ	197,609	5.16	5.16	32,761	32,761
Vein P	311,604	6.09	6.01	60,981	60,255
Vein R	47,228	8.77	7.50	13,320	11,385
Vein S	138,108	5.10	5.10	22,670	22,670
Vein 6V1	49,809	3.45	3.45	5,526	5,526
Vein 6V2	56,930	11.89	10.87	21,766	19,899
Vein 6V3	74,917	10.72	8.26	25,824	19,898
Vein 6V4	31,974	7.55	7.55	7,763	7,763
Au-Cu-Ag	30,256	6.98	6.98	6,788	6,788
TOTAL	**1,641,525**	**6.08**	**5.88**	**320,741**	**310,287**
GRAND TOTAL	**2,666,493**	**7.37**	**6.75**	**631,698**	**578,846**

*For the purposes of calculating a resource cut grade, all assays greater than 34.28 grams gold per tonne have been cut to 34.28 g/t gold. Channel sample and drill core samples were analyzed by fire assay at Chimitec Bonder Clegg Laboratories. Duplicate check assays were taken for all samples containing more than 500 ppb gold. Eastmain is the operator of the project, which is supervised by Mr. Robert A. Campbell (Qualified Person). The inferred and indicated resource classification has been applied in accordance with the Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions (CIM Oct. 2000, v.93, No. 1044, p.53-61) and conforms to National Instrument 43-101. Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

May 14, 2003

Struthers, Werniuk recommend Eastmain

May appears to be a good start to a great field season for **Eastmain Resources Inc. (TSX: ER)** as two prominent letter writers, George Werniuk and Ron Struthers endorse the Company as a timely buy.

In his recent **RSR (Resource Stock Report) Alert -** ER, - V9 # 6.2 - May 12, 2003, Struthers chooses Eastmain as his favorite gold stock, suggesting a rising gold price will see a rise in the price of Eastmain shares.

"I was planning on featuring my favorite gold stock from the PDAC at the end of the month or early June, but I want to let you know now with this alert while the price is still down. With gold moving up and threatening to continue, so is Eastmain Resources. Eastmain also has warrants that expire this week and after that there will be nothing holding this stock back, especially with this season's exploration program about to start".

Struthers picks Eastmain based on its" strong management, strong balance sheet, cheap stock price and a portfolio of exploration properties, second to none, especially their Clearwater property that I am convinced will turn out to be a multimillion ounce discovery".
Struthers recommends a strong buy at current levels and feels the current price is "bargain price" that he "doubts will stay this way much longer".

For the complete Resource Stock Report review contact Ron Struthers at resource@bmts.com or view it on the Company's website www.eastmain.com.

Also, in the May issue of the **Investor's Digest of Canada** Werniuk admonishes that "timing is everything" when playing the stock market and now is the time to buy Eastmain shares.

" With the warm weather approaching quickly and money in the bank, Eastmain will start drilling shortly, *making this the time to buy*".

Werniuk's article can be read in its entirety in the Investor's Digest of Canada, May 9, 2003 Issue, Vol. 35, No.9, page 275. Or visit Eastmain's website at www.eastmain.com to view or download.

EASTMAIN GOES FOR GOLD

EAU CLAIRE-RETHINKING THE TIMMINS CAMP

Interview by Gary J. Brooks

Portrait Photography courtesy Eastmain Resources

The past eight years have been a period of consolidation and retrenchment for the mining industry. Senior companies began to significantly increase their holdings through merger and acquisition, moving out of grassroots exploration. Seeing this downturn as an opportunity for growth, many skilled geologists left the majors to form their own exploration companies. Consequently the number of junior companies has increased significantly.

Eastmain Resources Inc., recreated in 1994 from a shell left over from the 1980's, is a typical example of a junior explorer filling a niche left by exiting senior players. The company is atypical however, in terms of the quality of its people. Few companies of any size could hope to match the experience and eminence of the Eastmain Board. Directors John Hansuld, Dick Hutchinson, Hugh Snyder and John Vivash have well over a century of combined experience in the mining industry. The influence of this group of scientists and financial executives is widespread.

As past President and CEO of two major securities firms, Manulife Securities International and CIBC Securities Inc., Mr. Vivash brings sound financial knowledge to the Board. Mr. Snyder, a director of a number of highly successful international companies consults on a worldwide basis. Dr. John Hansuld is recognized globally as a founder and past President of the Association of Exploration Geochemists and past President, 1993-1996, of the Prospectors and Developers Association of Canada. He has received multiple industry awards for his contributions to mineral exploration. Both Dr. Hansuld and Mr. Snyder have been responsible for bringing many projects to the production stage. During his tenure as professor of Economic Geology at the University of Western Ontario, 1964 to1983, and more recently as Professor Emeritus at the Colorado School of Mines, Dr. Hutchinson taught several generations of the best geologists in the world. Dr Hutchinson also consults internationally for several mining firms and government agencies.

Rounding out the board is Donald Robinson, President and CEO of Eastmain who earned his Ph.D. under Dr. Hutchinson in 1982. Dr. Robinson gives us a short history of Eastmain Resources Inc. and its Clearwater Project:

"At the time of the Hemlo gold discovery in the early eighties, I was working for Westmin Resources Inc. As former students of Dick Hutchinson, several members of Westmin's team understood the significance of sulphide hosted gold deposits even prior to this discovery. So in the wake of Hemlo, as several companies began exploring for sulphide hosted gold deposits, Westmin had already acquired the Clearwater project as part of a regional exploration campaign."

According to Robinson discovery of the Eau Claire Deposit was part dog work and part serendipity.

"In our search through provincial assessment files, one of the documents hidden in a binder of drill logs and assays was an account of a particular drill hole, completed in the 70's, describing geology similar to Hemlo. The drill log described favourable geology with ore grade gold over a mining width. This description made Westmin grab the Clearwater property permit in the first place."

By the late eighties Westmin closed its Eastern Canada office and work at Eau Claire was suspended. Robinson moved on to other ventures. With the restructuring of Eastmain Resources Inc. in the mid-nineties Robinson saw an opportunity to reacquire the property by putting some of Westmin's Eastern prospects into the new shell. Putting the deal together involved an impressive number of Hutchinson grads who have a reputation for being a tightly knit group.

Robinson describes the run up to the creation of Eastmain in 1994.

"Westmin and the original Eastmain were partners in 1983, but by the late 80's corporate mandates had changed and both companies had run out of gas in terms of funding. Eastmain became defunct and Westmin was taken over by Boliden Limited. In 1994 Eastmain was revived by a number of individuals out of Toronto. One of these individuals, the head mining-analyst at RBC Dominion Securities, had been an employee at Westmin when I was there. The group did a small placement enabling us to look for prospective projects. Having had first-hand knowledge of the Westmin properties we felt that many of them, including Clearwater had significant potential. This is how Eastmain Resources Inc. became established in the James Bay region of Québec."

The original funding for Eastmain was sufficient to get started but not enough to match a quick offer by SOQUEM. However, using their extensive connections and some fast thinking they managed to share the wealth with SOQUEM. **Robinson describes the play.**

"The Clearwater project was originally an 80%-20% joint venture between Westmin and Eastmain Resources respectively. Just as Eastmain was re-establishing itself SOQUEM offered Westmin $2.5 Million to earn 50% of the project, thus reducing Westmin's interest to 40% and Eastmain's to 10%. We were not in a position to match the SOQUEM offer. However, we did manage to negotiate a deal with Westmin whereupon 200,000 shares of Eastmain and a 3% NSR would allow us to take over Westmin's portion of the property. Thus we were able to establish a SOQUEM - Eastmain joint venture with SOQUEM, then a Crown Corporation of Québec, funding significant exploration. This agreement allowed us to obtain a 50% interest in a property of merit, negotiate an initial $2.25 Million financing through Sprott Securities Limited and regain our TSE listing."

"In October 2001, with the help of a former Westmin employee and Hutchinson grad, we were able to buy

Eastmain continues on page 34

EASTMAIN PROJECT LOCATION MAP



Major Mining District
Eastmain Project Area
3 4 2 5 1
Chibougamau
Matagami
Val d'Or

Gold Exploration

1-Clearwater 2-Reservior 3-Lac Elmer 4-Lidge 5-Lac Hudson

Eastmain continued from page 33

the royalty at Clearwater and all our other James Bay projects for a mere $45,000. This was a 3% net smelter return on future production of a gold deposit we knew contained at least 300,000 ounces and probably more! Boliden had a $45,000 payment that had to be made elsewhere so there was a fit. That deal gave us an unencumbered 50% interest in the property."

"Later SOQUEM had some success with diamond exploration in Québec and started to rethink their corporate financing mandate. This enabled us to acquire an option to earn 75% interest in the Clearwater property and take over management of the project during our earn-in. It was a crucial development. Until this point we couldn't count any of our exploration expenditures as an Eastmain contribution towards the project. The royalty buyout and the option were absolutely huge steps for us. On top of that, the Québec government had just raised their exploration incentive program to 60%. We could now essentially fund 40% of the exploration costs for 75% of the interest in the project. So it slowly evolved from us having a small position, to a 50% interest with strings attached, to where we are today - earning 75% interest in a deposit with defined gold ounces."

With a secure interest in Clearwater Eastmain could begin its focus on the exploration of the Eau Claire deposit. The stated objective of the company is to produce long-life, low-cost ore deposits. Eau Claire is a substantial resource with in excess of 363,000 indicated and inferred ounces of gold defined to date.

"The project is interesting because there is a lot of high grade gold over an area more than a kilometre long. With multiple high-grade assays and visible gold both at surface and in drilling, it is obvious that there was a lot of gold present in the system that created the Eau Claire deposit. SOQUEM has also demonstrated that Eau Claire is continuous in three dimensions and a gold resource can be calculated. The key is that it has only been tested on a wide spacing in a very small area, which means there is still a definite opportunity for increasing the resource. Up until our current program, there was over 363,000 ounces of gold present in a defined area of 300 metres long by 300 metres deep. The deposit had not been tested at depths below 300 metres or along strike," says Robinson.

The early work by SOQUEM showed promise enough to justify an aggressive drilling program. At the time of the first interview, the Company was in the midst of completing 10,500 metres of exploratory diamond drilling to test the deposit at depth and along strike. Initial results from the first six holes indicated grades of between 1.0 g per tonne and 41.4 g per tonne. By the end of the program drilling had intersected 107 gold-bearing veins, of which 25 veins have an average grade from 5 to 22.8 grams per tonne gold over widths of 1.5 to 9.0 metres.

"Our intent was to come in with significant fire power. Instead of doing 1000, 2000 or even 3000 metres of drilling we came in with 10,000-plus metres. The thinking was, if you're looking for an elephant you come in with an elephant gun and have big step outs. So our drill program was composed of fairly wide-spaced drilling over an area of nine hundred meters across the property. The first drill hole was collared 750 meters south of where the deposit came to surface. We drilled an angle hole at 60 degrees and hit the deposit a half-kilometre below surface. That's significant! We were being pretty brave to take those kinds of step outs. However, we established very quickly that the deposit ran to depth."

Determining the spatial dimensions of a project is equal parts science and art. Experienced geologists have a talent for imaginative connections. Dr Robinson wrote his Ph.D. thesis on the Redstone nickel-copper deposit near Timmins. Robinson's familiarity with the geology of the Timmins area and his intimate acquaintance with the Clearwater property may very well redefine our understanding of the Eastmain River region.

"The way I conceptualize the gold potential at Clearwater is that the entire Timmins camp fits within the western third of the project. Two company-maker mines in Timmins - the Hollinger and the McIntyre - accounted for 29 million ounces of gold. You can literally take those two deposits and fit them spatially into the dimensions used to define Eau Claire. Major mining camps have a particular geological recipe and once you identify the recipe it's a matter of finding another area or project that has the same recipe. We've demonstrated over the last year that we have the right recipe at Clearwater and it is comparable to the big gold mining camps in Timmins, Red Lake and Val d'Or."



Photo courtesy of Eastmain Resources Inc.

The spatial dimensions of the deposit were rapidly looking bankable but you don't have a mine without the grades. Drilling results were showing impressive grades locally and over wide intervals.

"One of the keys to the project is the grade of the deposit. Drilling and surface channeling over a fairly wide area of 1100 meters in length have demonstrated high grades - up to the 100-plus grams per tonne gold range. One 10-centimeter vein at the bottom of the discovery hole assayed 9,286 grams per tonne gold. Locally the grade has been exceptional. The average grade has also been pretty impressive. We increased the sampling at surface to five-meter intervals and the grades came back very high. With twenty-five meter drill spacing, below the surface expression of the deposit, the grades were still in the 15-plus gram gold range. When we increased the spacing to fifty- and one-hundred-meter intervals, the grades were in the eight- or nine- gram range. We believe this indicates that in order to arrive at a true grade determination for the gold resource at Clearwater, we'll have to drill at much tighter spacing. The variability in grade makes this project a little more difficult. However, it also signifies that there may be a tremendous upside potential here. The current resource calculation may be greatly underestimated"

Determining ore recovery was next on the menu. Mother Nature continued to cooperate.

"This is a free gold deposit with excellent metallurgy. Through a gravity circuit alone we can extract somewhere between 60% to 80% of the gold. With conventional extraction we can retrieve 98.5%."

At the top of Eastmain's wish list is that Eau Claire is a world-class deposit and the ultimate goal is to build the resource into a top-tier gold mine. The quality of the resource thus far suggests a win-win proposition.

"To justify the next major level of mining expenditure we have to establish grade, ore recovery and sufficient total resource within a certain level of confidence. The worst case scenario according to Dr. Hutchinson is that we have a small high-grade mine on our hands. The best case is that we may have a large one or even a mining camp. SOQUEM and major companies really want a monster deposit to make it worthwhile, whereas a smaller deposit would still have a significant impact on a company of our size, hence it's an opportunity for our shareholders one way or the other," explains Robinson.

Many a great resource opportunity has died on the horns of feasibility. Frontier projects often prove to be prohibitively expensive after much useful work and expenditure is invested. It's all about access and power supply. Luckily, Eau Claire is in Québec and when it comes to providing power to mining companies, Hydro Québec delivers door to door. With infectious enthusiasm, Dr. Robinson drops the clincher.

"Success in the mining industry is all about location, location, location. When we acquired Eau Claire it was a frontier property, which is why it wasn't extensively explored. The property is located five kilometers from the boundary of the next hydro reservoir. Courtesy of Hydro Québec, we are getting a road, power line and service facilities for the project, as we speak."

"This all helps to make Eau Claire a substantial opportunity for our investors. To put it in perspective, we have a market cap of $10 Million and we're moving towards 75% ownership in a deposit that is likely to be in excess of 500,000 ounces of gold, and perhaps a lot more. At this stage the Corporation is looking more than a little undervalued."

"Our immediate plan for the future is to increase our interest in the project with further drilling and subsequently increase the size of the resource at Eau Claire. We think we can substantially increase the size of the resource with the $2.5-million exploration expenditure required for the option. As a realistic threshold, we think we can triple the contained gold resource with those funds."

Eau Claire is just another example of how far the Québec government is willing to go in support of the mining sector. Eastmain is the beneficiary of a valuable resource opportunity that would unlikely see the light of day in any province but Québec.

The company is in much better financial shape than it was in the mid-90's. Much of the credit goes to the Québec government for the support it has given to Eastmain and other mining companies. Dr. Robinson is a fervent Québec booster and makes no bones about it.

"For the first time in the last five years we ended the year with a healthy balance sheet in terms of cash reserves. It would be nice if our cash reserves were larger, no doubt about it, but when you consider that we just spent $1.3 million on the project and we have a receivable for 60% of that from the Québec government, that's a nice position to be in. The government of Québec has supported the industry more so than all the other provinces combined. That's one reason why we're spending our money in Québec. It's because of their support and their positive attitude towards mining. It's a great place to explore!"

Eastmain has every reason to expect a bright future in the coming years. Higher gold prices are a boon for the companies who managed to negotiate their way through the big chill of the last few years. It's good news for mining companies but even better news for investors. The companies that are still in the market are by and large, leaner, wiser and are coming into good metal prices with excellent projects in advanced stages of development. The majors have moved out of grassroots exploration in favor of intensive extraction of the best grade resources. The result has been a shortfall in exploration and a depletion of the gold supply. Dr. Robinson has noted that worldwide we mine 80 million ounces a year and we replace about eight million. Therefore, junior companies with good prospects are solid bargains for the investor coming back to gold.

In Dr. Robinson's opinion, investors will see the greatest opportunity in the highest area of growth in the industry. The virtual cessation of exploration in the last half of the nineties leaves no doubt about where the greatest growth will be.

"The most significant gains for the investor in today's market are at the discovery stage of a project. That's where you get dramatic increases in share value for the investor. It's a very exciting time in the development cycle. In the exploration stage every day at the core shack is like Christmas. As the drillers bring in the core boxes each day you know that any number of them could contain the intercept that gives your Company that home run. ***Then it's up to Mother Nature whether or not you're into a significant ore body."***



Reprinted from
Investor's Digest of Canada
May 9, 2003
Vol. 35, No. 9
Page 275

Eastmain Resources a timely gold-stock buy

By George Werniuk



The adage that "timing is everything" holds especially true when playing the stock market. Knowing when to buy or sell can be the difference between making and losing money.

Some investments are very time-sensitive: an example would be buying on information that has been overlooked by the investing public, such as excellent drill results by an obscure junior mining company on an unknown property.

Just as timely would be purchasing shares in a company with a property that has proven potential to host an economic deposit, but that is not being worked on because of the time of the year, or because the company is raising financing or is digesting results from its latest exploration program.

Eastmain Resources Inc. (ER-TSX, $0.33, 519-940-4870, www.eastmain.com) falls into this latter category.

Eastmain has had a checkered past, but its latest incarnation was listed on the TSX in 1996. It's a junior with base- and precious-metal properties in Ontario, Québec and New Brunswick in areas that are geologically similar to well-known mining areas.

Eastmain's objective is to find long-life, low-cost profitable ore deposits. The company's premier project, Clearwater, is located in the Eastmain River Belt in northern Québec east of James Bay, immediately north of the Eastmain River.

The Clearwater property consists of 319 mining claims and one exploration permit covering 84 square kilometres, jointly held by Eastmain (50 per cent) and SOQUEM (50 per cent), an exploration group owned by the Québec government. Eastmain is the project operator.

The property is host to a series of high-grade, east-west-trending quartz-tourmaline veins in a staggered or overlapping arrangement.

In February 2002, SOQUEM estimated that the Eau Claire deposit on the property contains 363,188 ounces of gold from a combined indicated and inferred resource of 1,482,565 tonnes grading 7.62 grams per tonne (gpt) of gold.

Work in 2001 had uncovered an additional six well-mineralized veins 400 metres west of the Eau Claire deposit. The best result form channel sampling here was 355 gpt gold over a width of 0.91 metres.

The results from this area were not included in the results for the Eau Claire deposit.

Quebec best for mining

The Eau Claire deposit was discovered in 1987 while drill-testing a regional gold-in-soil anomaly. At that time, the property was held by Westmin Resources Inc. (66.66 per cent) and Eastmain (33.33 per cent).

By the late 1980s, Westmin had outlined a mineral inventory of 270,000 tonnes grading 6.1 gpt gold. The property lay dormant from 1990 to 1995. Then, in 1995, SOQUEM acquired an option to earn a 50 per cent interest in the property and Eastmain acquired the remaining 50 per cent.

Westmin retained a three per cent net smelter return royalty, but in 2001 Eastmain bought out the royalty. The following year Eastmain acquired an option to earn a 75 per cent interest in the project in exchange for $2.5 million in exploration expenditures over four years.

Sound deal

Upon completion of the earn-in, SOQUEM will be granted a 60-day back-in right to earn the 25 per cent interest back for a $3 million work expenditure over a five-year period.

The actual cost for Eastmain to earn its 75 per cent interest will be about $1 million, due to a program of financial incentives introduced by the Québec government

Eastmain will be eligible for a 60 per cent rebate on non-flow-through exploration expenditures at Clearwater, translating into Eastmain funding 40 per cent of the cost for 75 per cent ownership of the project.

The Fraser Institute's 2002/2003 *Survey of Mining Companies* ranked Québec as the top

Canadian jurisdiction for mining investment in North America (Chile took top honors globally).

The recent change in provincial government may be a concern for the exploration industry in Québec. It will be worth watching to see if the Liberals change any of the incentives put into place by the Parti-Québecois.

Work carried out on the Eau Claire deposit last year consisted of 10,500 metres of diamond drilling to test the depth and lateral extent of the deposit. Eighteen drill holes and four holes wedged off from other holes were completed along a 900-metre-long east-west drill fence.

Each of the holes intersected quartz-tourmaline veins and resulted in the extension of the mineralized zone to a strike length of 1,100 metres over a width of 300 metres and to a vertical depth of 550 metres or 750 metres down dip form the surface.

The nature of the gold mineralization is both a blessing and a curse.

The deposit is still open at depth and both to the east and west of the drilling. An analysis of the latest drill program should be released by the fourth week of April.

It is expected that the resource estimate will be increased to at least half a million ounces of gold due to the enlargement of the known gold mineralization.

The next step in exploring Eau Claire will be another 10,000-metre drill program to determine the bounds of the deposit. Drilling and stripping are to commence the first week of June.

The nature of the gold mineralization is both a blessing and a curse. Previous metallurgical work on the deposit indicates that 63 to 79 per cent of the gold can be recovered by a gravity circuit (the gold is essentially panned from the finely ground ore) and 95.7 to 98.6 per cent of the gold will be recovered by additional conventional extraction methods.

The curse is the difficulty in establishing an ore grade. The presence of visible and finely disseminated gold in the veins means a bulk sample (up to tens of thousands of tonnes) will have to be taken and processed to determine the grade.

This is a common problem in these types of deposits, and often bedevils the engineers trying to supply information on which to base economic decisions.

Economic decisions are based not solely on grades but also include the infrastructure and accessibility to the site. The project is located in a remote part of the province, but one that is being developed for hydro-electric power.

By the end of this year, there will be an all-weather road and hydro power within five kilometres of the site, a huge savings when putting a mine into production and keeping it fed with low-cost electricity. A road and hydro line for the remaining five kilometres to the camp site will be completed by Eastmain.

Eastmain is focusing on its most promising ventures, including the Plummer Additional property, where it will define targets, and the newly acquired Radisson property where a large data base that came with the property will be reviewed.

With the warm weather approaching quickly and money in the bank, Eastmain will start drilling shortly, making this the time to buy.

George Werniuk is a Toronto-based geologist.